Exhibit 99.14

For Immediate Release	March 5, 2020

The Valens Company Launches White Label Cannabis-Infused Beverages In Canada

●	This launch demonstrates The Valens Company’s ability to execute and be first to market in Ontario for cannabis-infused beverages, proving its commitment to delivering trusted Cannabis 2.0 products to its partners and the Canadian market.

●	Under a white label agreement with A1 Cannabis Company (a subsidiary of Iconic Brewing), The Valens Company to provide high-quality cannabis extracts, formulation services, and SōRSE™ emulsion technology IP; A1 Cannabis Company to brand and market the beverages across Canada.

●	New line of beverages includes BASECAMP, a CBD-forward iced tea, to be available at select retailers in Ontario in the coming days, and SUMMIT, a THC-forward citrus water, to follow in the coming weeks.

Kelowna, B.C., March 5, 2020 – Valens GroWorks Corp. (TSXV: VLNS) (OTCQX: VLNCF) (the “Company”, “Valens” or “The Valens Company”), a global leader in the end-to-end development and manufacturing of innovative, cannabinoid-based products, today announced the launch of a line of cannabis-infused beverages, produced under a white label agreement with A1 Cannabis Company (a subsidiary of Iconic Brewing). The launch demonstrates Valens’ leadership and excellence in the development and manufacturing of Cannabis 2.0 products, as the Company continues to successfully commercialize cannabis-infused beverages within the Canadian market.

The new line of beverages includes BASECAMP, a CBD-forward iced tea, and SUMMIT, a THC-forward citrus water. BASECAMP will be available at select retailers throughout Ontario in the coming days, with additional markets expected to follow. SUMMIT is expected to be available at select stores in the coming weeks.

SUMMIT and BASECAMP were developed using the SōRSE by Valens emulsion technology which transforms cannabis oil into water-soluble forms for use in beverages, edibles, topicals and other consumer products while eliminating cannabis taste, colour or smell. The technology provides a number of advantages including faster observed onset times compared to other infused beverages and edibles; a significant reduction of offset time; an ability to use lower doses of cannabinoids due to enhanced bioavailability; and increased consistency and stability with the potential to achieve more than one-year shelf life.

“Our agreement with A1 demonstrates the strategic value of partnering with leading companies that share our vision and reinforces our commitment to launching the Cannabis 2.0 products that consumers are looking for,” said Tyler Robson, CEO of Valens. “This is the next step in the execution of our strategy to introduce innovative, high-quality products that deliver safe and customized user experiences.”

The Canadian market for cannabis beverages is growing rapidly, and according to a report by Deloitte, it is expected to reach C$529 million on an annual basis. Additionally, the firm projects that in Canada alone, consumers are expected to spend C$1.6 billion annually on cannabis extract-based products (including beverages).

Cole Miller, CEO and Founder of A1 Cannabis Company, said, “We are incredibly proud to introduce the SUMMIT and BASECAMP beverages in partnership with Valens, and are fully confident that they will meet the taste and quality expectations of Canadian consumers who have been waiting eagerly for cannabis-infused beverages.”

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Under the terms of the white label agreement between Valens and A1 Cannabis Company, a minimum of 2.5 million cannabis-infused beverages will be produced over five years, with the opportunity to expand on the partnership with new product offerings in the near future.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white-label product development and manufacturing. Valens is the largest third-party extraction Company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next- generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/

About A1 Cannabis Company (a subsidiary of Iconic Brewing Company)

Headquartered in Toronto, Ontario, Iconic Brewing Company has current beverage alcohol distribution across Canada and has quickly emerged as a leader in Canada’s “Better For You” beverage alcohol space, with brands such as Cottage Springs Vodka Soda and Liberty Village Dry Cider. Iconic Brewing has leveraged this success to create A1 Cannabis Company. Founded on the same principles, A1 Cannabis Company shares the same mission: to create better-for-you cannabis products, built for the healthy and active consumer.

For further information, please contact:

Jeff Fallows

The Valens Company

+1.778.755.0052

Investor Relations

ir@thevalenscompany.com

+1.647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

+1.212.896.1233 / +1.212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

+1.212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, economic conditions and anticipated courses of action.

The risks and uncertainties that may affect forward-looking statements include, among others, regulatory risk, United States border crossing and travel ban, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, reliance on a single facility, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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